Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Gamers.Bet, Inc.
1200 Westlake Ave N
Seattle, WA 98109
https://gamers.bet

Up to $123,999.98 in Common Stock at $0.13
Minimum Target Amount: $123,999.98

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Gamers.Bet, Inc.
Address: 1200 Westlake Ave N, Seattle, WA 98109
State of Incorporation: DE
Date Incorporated: March 20, 2024

Terms:

Equity

Offering Minimum: $123,999.98 | 953,846 shares of Common Stock
Offering Maximum: $123,999.98 | 953,846 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.13
Minimum Investment Amount (per investor): $299.91

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>Investment Incentives & Bonuses*</u>

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 5% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 7% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 10% bonus shares

Early Bird 4: Invest $25,000+ within the first 2 weeks | 15% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 25% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 3% bonus shares

Flash Perk 2: Invest $2,500+ between day 60 - 65 and receive 5% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $500+ | Exclusive Gamers.Bet swag

Tier 2 Perk: Invest $1,000+ | Exclusive swag + 3% bonus shares

Tier 3 Perk: Invest $5,000+ | VIP event invites + 5% bonus shares

Tier 4 Perk: Invest $10,000+ | Game launch party invites, game store credit for game purchases + 7% bonus shares

Tier 5 Perk: Invest $25,000+ | Advisory board invitation, game store credit for game purchases + 10% bonus shares

Tier 6 Perk: Invest $50,000+ | Co-creator status for a new game bet type, game store credit for game purchases, exclusive launch events + 20% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Venture Club Bonus</u>

Gamers.Bet, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.13 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $13. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus[,]/[[and] the Loyalty Bonus[,]/[and the Audience Bonus]] in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Gamers.bet provides a platform that enables video game developers and publishers to integrate in-game betting as a native feature. This allows game developers to structure wager-based gameplay in various formats, such as 1 vs. 1 matches, team-based play, tournaments, leaderboard competitions, and other game-specific structures. The platform is compatible with console, PC, Mac, and mobile games.

The platform addresses existing challenges in the gaming industry by offering a secure and transparent alternative to third-party wagering services. It enables developers to maintain control over in-game betting mechanics while ensuring accurate result tracking and payouts. The system is designed to facilitate real-time payouts and does not require a centralized ledger or custodianship of player funds. Gamers.bet also manages legal compliance, including player verification under KYC/AML regulations.

Game developers and publishers do not handle financial transactions; they implement the Gamers.bet API to introduce betting mechanics while receiving revenue from player participation. Gamers verify their identity once and use a single wallet across all participating games.

The platform's structure also serves as a built-in marketing tool, as games implementing Gamers.bet expose the feature to their existing player base. This approach leverages organic engagement, potentially driving user adoption without traditional large-scale advertising expenditures.

As in-game betting is introduced, it may influence industry standards, impacting game design, marketing strategies, and revenue models. Gamers.bet positions itself as an early entrant in this market.

 GAMERS DOT BET INC was incorporated on 03,20,2024 in the state of Delaware.

Gamers.bet (the "Company") is subject to a variety of foreign and domestic laws, many of which are uncertain, evolving, or open to interpretation. As with any new technology, the Company's platform, services, and business model may be impacted by changes in laws or regulations, interpretations of laws or regulations, and may be challenged by regulatory agencies. Gambling entities currently face a favorable but uncertain regulatory landscape in the United States. Any change in existing laws, or their interpretation, or the regulatory climate applicable to the Company's platform and services, could adversely impact the Company's ability to operate the business as currently conducted, which could have a material adverse effect on the platform, business, financial condition, operations, and potential for growth.

Furthermore, the interpretation of laws related to determining whether a contest is skill-based, and therefore beyond the scope of a state's gambling laws and licensing requirements, are evolving, often unsettled, and subject to interpretation. Accordingly, changes in these interpretations or determinations could be detrimental to the Company's operations and could impact the Company's business. Additionally, existing and future laws that permit skill-based gaming may be enacted, restricted, or modified to require licensing requirements, approvals, and oversight that make it impractical or less feasible to operate in those jurisdictions. The granting or approval of such licenses may be dependent upon certain capital requirements or other compliance measures that could be time consuming and significantly increase operating costs.

Licensing delays could also negatively affect the Company's operations and business. Regulatory authorities may be granted broad powers to regulate and license skill-based gaming operations, which could have a material adverse effect on our business.

Finally, there can be no guarantee that deploying the Company's platform and services in any jurisdiction will not be subject to legally enforceable legislation that prohibits, adversely impacts, restricts, or regulates various aspects of the skill-based gaming industry. Failure by the Company or its representatives to comply with such laws or regulations could result in a variety of adverse consequences for the Company.

Competitors and Industry

Market & Industry

Gamers.bet is focused on the global video game industry for players over 18. According to Ipsos and Statista, there are approximately 2.4 billion gamers worldwide, with 1 billion playing online, and an estimated 80% of those being over 18.

The projected revenue for the video game industry in 2025 is $303 billion. Comparable entities in the sports betting industry include FanDuel (owned by Flutter, market cap $45.63 billion) and DraftKings (market cap $19.49 billion). While these companies focus on traditional sports betting, Gamers.bet is positioned to introduce in-game betting as a native feature within video games.

Currently, no service exists that enables game developers to integrate in-game betting directly into their games. Gamers.bet facilitates peer-to-peer, skill-based competition, where players wager against each other, and both Gamers.bet and the game developers earn a commission on the total amount wagered. Commission percentages vary depending on the payout format, with direct matchups (1v1, team vs. team) having lower commissions and larger-scale formats (battle royale, free-for-all) having higher commissions.

While the total market impact of in-game betting remains undetermined, Gamers.bet aims to assess its potential adoption and market size as the industry evolves.

Competitors

Gamers.bet differs from third-party betting sites by enabling game developers to integrate in-game wagering directly within their games. This allows developers to create unique game modes that enhance player engagement while generating revenue.

For gamers, this approach provides a seamless experience without the need to leave the game or manage external wagering platforms. All betting activity, outcomes, and payouts are tracked and displayed natively within the game interface.

Gamers.bet enters the market as an early provider of in-game betting functionality. If adopted, in-game betting could become a standardized feature in competitive gaming, similar to the industry-wide shift toward online multiplayer gameplay in previous years.

Current Stage and Roadmap

Current Stage

Gamers.bet is currently in its Alpha version. At this stage, the platform can simulate gameplay interactions with its API, process wagering activity among users, and facilitate real-time fund transfers based on game results. The core infrastructure for the system has been developed, enabling further testing and refinement.

Future Roadmap

Gamers.bet will focus on market adoption by participating in major industry trade shows to demonstrate its platform to game developers and publishers. The goal is to showcase how in-game betting can be integrated into various game genres while serving as an additional revenue stream for developers.

Once the first games launch with betting-enabled game modes powered by Gamers.bet, industry media and gaming news outlets may cover this as a new category of competitive gaming. Gamers.bet will engage with industry news and review platforms to facilitate coverage through both organic and sponsored content.

As part of its promotional efforts, Gamers.bet plans to organize live streaming events featuring well-known figures in gaming and entertainment, where participants will compete in wagered matches. Additionally, the platform will support public gaming events through a QR code login system, allowing players to participate in wagered gameplay at esports venues, live sporting events, and other entertainment spaces.

A key milestone for the platform will be the integration of its technology into a major AAA title. Game adoption directly contributes to market exposure, as updates introducing betting game modes will be visible to the existing player base. Developers have an incentive to promote these features, as they represent an additional revenue source. This integration strategy aligns user acquisition with game adoption, expanding the platform's reach within the gaming industry.

The Team

Officers and Directors

Name: Derek Rathbun

Derek Rathbun's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Board Member, Director, Principal Accounting Officer
  Dates of Service: April, 2024 - Present
  Responsibilities: Curating materials and due diligence items. Crafting narrative and communications regarding the opportunity gamers.bet poses for investors. Derek does not currently take salary compensation for this role.

Other business experience in the past three years:

- Employer: Datton Dealer Wholesale Corp.
  Title: President *& CEO
  Dates of Service: June, 2006 - January, 2024
  Responsibilities: Create and market various products. Assemble development, sales and services teams to create, rollout and support those products.

Name: Anthony Bickley

Anthony Bickley's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Games Officer
  Dates of Service: October, 2024 - Present
  Responsibilities: Head of all game integration and onboarding. Overseeing quality control, Developer and Publisher liaison and testing. Anthony does not currently receive salary compensation for this role.

Other business experience in the past three years:

- Employer: Moxy.io
  Title: VP of Product
  Dates of Service: March, 2022 - December, 2023
  Responsibilities: Onboard of games, Overseeing of Quality assurance and Liaison to Publishers & Developers

Name: Stewart Bell

Stewart Bell's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: April, 2024 - Present
  Responsibilities: Board member advising on video game matters. Stewart does not currently receive salary compensation for this role.

Name: Troy Smith

Troy Smith's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Marketing Officer
  Dates of Service: October, 2024 - Present
  Responsibilities: As the Chief Marketing Officer, I will develop and execute our go-to-market strategy for Gamers.bet. Troy does not currently receive salary compensation for this role.

Other business experience in the past three years:

- Employer: Search Optics
  Title: President
  Dates of Service: October, 1998 - May, 2023
  Responsibilities: Ran all aspects of a digital marketing company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is

required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $124,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the

Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which

may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
GAMERS DOT BET INC was formed on 03 20, 2024. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. GAMERS DOT BET INC has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will

almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Legal and Regulatory Risk

Gamers.bet (the "Company") is subject to a variety of foreign and domestic laws, many of which are uncertain, evolving, or open to interpretation. As with any new technology, the Company's platform, services, and business model may be impacted by changes in laws or regulations, interpretations of laws or regulations, and may be challenged by regulatory agencies. Gambling entities currently face a favorable but uncertain regulatory landscape in the United States. Any change in existing laws, or their interpretation, or the regulatory climate applicable to the Company's platform and services, could adversely impact the Company's ability to operate the business as currently conducted, which could have a material adverse effect on the platform, business, financial condition, operations, and potential for growth. Furthermore, the interpretation of laws related to determining whether a contest is skill-based, and therefore beyond the scope of a state's gambling laws and licensing requirements, are evolving, often unsettled, and subject to interpretation. Accordingly, changes in these interpretations or determinations could be detrimental to the Company's operations and could impact the Company's business. Additionally, existing and future laws that permit skill-based gaming may be enacted, restricted, or modified to require licensing requirements, approvals, and oversight that make it impractical or less feasible to operate in those jurisdictions. The granting or approval of such licenses may be dependent upon certain capital requirements or other compliance measures that could be time consuming and significantly increase operating costs. Licensing delays could also negatively affect the Company's operations and business. Regulatory authorities may be granted broad powers to regulate and license skill-based gaming operations, which could have a material adverse effect on our business. Finally, there can be no guarantee that deploying the Company's platform and services in any jurisdiction will not be subject to legally enforceable legislation that prohibits, adversely impacts, restricts, or regulates various aspects of the skill-based gaming industry. Failure by the Company or its representatives to comply with such laws or regulations could result in a variety of adverse consequences for the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Derek Rathbun	13,333,334	Common Stock	27.548%
Stewart Bell	13,333,333	Common Stock	27.548%
Glenn Adams	13,333,333	Common Stock	27.548%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 953,846 of Common Stock.

Common Stock

The amount of security authorized is 1,000,000,000 with a total of 40,000,000 outstanding.

Voting Rights

Please see voting rights of securities sold in this offering below

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 40,000,000
  Use of proceeds: Founder Issuance
  Date: March 20, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $420,000.00
  Number of Securities Sold: 8,400,000
  Use of proceeds: Software Development, Corporate Structure
  Date: August 14, 2024
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Based on the current goal of a raise of 600k, the company will be able to operate for approximately 7 months. The product MVP will be finished within 3-4 months.

Foreseeable major expenses based on projections:

The primary expenses will be human resources, primarily for software development. Marketing and sales will also a forecasted primary expense as we will need to attend industry trade shows and have a significant online footprint.

Future operational challenges:

In the event that AAA games come onboard, there will be a significant effort towards scaling the services. There will also be a need for customer support and developing trouble ticketing systems as this service does not currently exist in the marketplace, these processes will need to be developed.

Future challenges related to capital resources:

The initial challenge will be to get to MVP and to a place where prospective investors can experience the platform. Additional challenges will be onboarding the first games and assisting with the integration (though the process is straightforward and utilizes as an API which is a familiar protocol) and onboarding the first significant number of users.

Future milestones and events:

Product launch and first game onboarding. This will significantly impact the business as it will garner much attention from industry review portals. Attending the first industry trade show as a vendor where game developers and publishers can formally see, experience and sign up for the service will not only be impactful for the business but also for the industry as for the first in the industry, games can implement "in-game" betting.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of January, 2024, the Company has capital resources available in the form of bank account balance, $600 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support software development to complete the minimum viable product (MVP). The MVP is the intellectual property of the company and should be considered a commercially ready state.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 99% (60% of total funds the company has had) will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $124,000, we anticipate the Company will be able to operate for 3 months]. This is based on a current monthly burn rate of [$35k/mo] for expenses related to [software development and supporting software development services (i.e. salaries; code repositories, worker apps, hosting, etc].

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for 7 months. This is based on a projected monthly burn rate of [$80,000] for expenses related to [software development and supporting software development services (i.e. salaries; code repositories, worker apps, hosting, game onboard, marketing).

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including convertible debt.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $5,200,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $123,999.98 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Software Development
  68.0%
  Software Development

- Working Capital
  6.25%
  administration and subscription services (accounting, legal, g-suite, jira, github, etc)

- Marketing
  6.25%
  Marketing

If we raise the over allotment amount of $123,999.98, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Software Development
  40.5%
  We will use 40.5% of the funds raised for market and customer research, new product development, and market testing.

- Company Employment
  30.0%
  We will use 30% of the funds to hire key personnel for daily operations, including the following roles: Sales, business development and Marketing. Wages to be commensurate with training, experience and position.

- Working Capital
  5.0%
  We will use 5% of the funds for working capital to cover expenses for marketing ad spend, trade shows and business development as well as ongoing day-to-day operations of the Company.

- StartEngine Reg CF Campaign Marketing
  5.0%
  We will use 5% of the funds to market the crowdfunding campaign.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30

(120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://gamers.bet (www.gamers.bet/anuualreport).

Updates

Updates on the status of this Offering may be found at: www.startengine.com/gamersbet

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Gamers.Bet, Inc.

[See attached]

I, Derek Rathbun, the Chief Executive Officer of Gamers.bet Inc, hereby certify that the financial statements of Gamers.bet Inc and notes thereto for the periods ending March 31, 2025 Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Gamers.bet Inc was not in existence for the previous tax year.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the January 22, 2025 (Date of Execution).

Chief Executive Officer
January 22, 2025

Gamers.Bet Inc.
Balance Sheet
As of December 31, 2024

	Total
ASSETS	
Current Assets	
Bank Accounts	
Investment Escrow Account	6,892
Total Bank Accounts	6,892
Accounts Receivable	
Accounts Receivable (A/R)	4,000
Total Accounts Receivable	4,000
Total Current Assets	10,892
Other Assets	
Computer Code and Infrastructure	289,740
Total Other Assets	289,740
TOTAL ASSETS	300,632
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	89,190
Total Accounts Payable	89,190
Total Current Liabilities	89,190
Total Liabilities	89,190
Stockholders Equity	
Common Stock	424,000
Accumulated Deficit	(212,558)
Total Stockholders Equity	211,442
TOTAL LIABILITIES AND EQUITY	300,632

Gamers.Bet Inc.
Profit and Loss
January - December 2024

	Total
Income	
Total Income	
Gross Profit	-
Expenses	
Contract Labor – Administrative	83,000
Design Services	12,850
Legal Services	116,708
Total Expenses	212,558
Net Operating Income	(212,558)
Net Income	(212,558)

Gamers.Bet Inc.
Statement of Cash Flows
January - December 2024

	Total
OPERATING ACTIVITIES	
Net Income	(212,558)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	(4,000)
Accounts Payable (A/P)	89,190
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	85,190
Net cash provided by operating activities	(127,368)
INVESTING ACTIVITIES	
Computer Code and Infrastructure	(289,740)
Net cash provided by investing activities	(289,740)
FINANCING ACTIVITIES	
Common stock	424,000
Net cash provided by financing activities	424,000
Net cash increase for period	6,892
Cash at end of period	6,892

Gamers.Bet Inc.
Statement of Stockholders Equity
January - December 2024

	Common stock		Paid In Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Issuance of founders stock	40,000,000	4,000	-	-	4,000
Contributed capital	8,400,000	840	419,160	-	420,000
Net income (loss)	-	-		(212,558)	(212,558)
31-Dec-24	48,400,000	4,840	419,160	(212,558)	211,442

Gamers.Bet
General Lec
January - Decemb

	Date	Transaction Type	Num	Adj	Name
Investment Escrow Account					
	12/31/2024	Journal Entry		No	
	12/31/2024	Journal Entry		No	
	12/31/2024	Journal Entry		No	
	12/31/2024	Journal Entry		No	
	12/31/2024	Journal Entry		No	
	12/31/2024	Journal Entry		No	
	12/31/2024	Journal Entry		No	
	12/31/2024	Journal Entry		No	
	12/31/2024	Journal Entry		No	
	12/31/2024	Journal Entry		No	
	12/31/2024	Journal Entry		No	
	12/31/2024	Journal Entry		No	
	12/31/2024	Journal Entry		No	
	12/31/2024	Journal Entry		No	
	12/31/2024	Journal Entry		No	
Total for Investment Escrow Account					
Accounts Receivable (A/R)					
	12/31/2024	Journal Entry		No	
Total for Accounts Receivable (A/R)					
Computer Code and Infrastructure					
	12/31/2024	Journal Entry		No	
	12/31/2024	Journal Entry		No	
	12/31/2024	Journal Entry		No	
	12/31/2024	Journal Entry		No	
	12/31/2024	Journal Entry		No	
	12/31/2024	Journal Entry		No	

Gamers.Bet
General Lec
January - Decemb

	Date	Transaction Type	Num	Adj	Name
	12/31/2024	Journal Entry		No	
	12/31/2024	Journal Entry		No	
	12/31/2024	Journal Entry		No	
Total for Computer Code and Infrastructure					
Accounts Payable (A/P)					
	12/31/2024	Journal Entry		No	
	12/31/2024	Journal Entry		No	
	12/31/2024	Journal Entry		No	
	12/31/2024	Journal Entry		No	
Total for Accounts Payable (A/P)					
Common stock					
	12/31/2024	Journal Entry		No	
	12/31/2024	Journal Entry		No	
Total for Common stock					
Contract Labor – Administrative					
	12/31/2024	Journal Entry		No	
	12/31/2024	Journal Entry		No	
	12/31/2024	Journal Entry		No	
	12/31/2024	Journal Entry		No	
Total for Contract Labor – Administrative					
Design Services					
	12/31/2024	Journal Entry		No	
	12/31/2024	Journal Entry		No	
Total for Design Services					
Legal Services					
	12/31/2024	Journal Entry		No	

Gamers.Bet
General Lec
January - Decemb

Date	Transaction Type	Num	Adj	Name
12/31/2024	Journal Entry		No	
12/31/2024	Journal Entry		No	

Total for Legal Services

Wednesday, Feb 05, 2025 06:46:55 PM

Inc.
lger
er 2024

Memo/Description	Split	Amount	Balance
Salary Derek R	-Split-	(35,000)	(35,000)
The Vatt Software	-Split-	(10,800)	(45,800)
Salary Glenn A	-Split-	(5,000)	(50,800)
Kinetic Graphics - design	-Split-	(4,300)	(55,100)
Common Stock - 8,400,000 shares	-Split-	420,000	364,900
Derek Software Expenses	-Split-	(5,000)	359,900
Salary Glenn A	-Split-	(35,000)	324,900
Martin Davis / David Otto	-Split-	(46,237)	278,663
Legal - David Otto	-Split-	(30,000)	248,663
IP Purchase	-Split-	(100,000)	148,663
Premier Devs 40k September, 25k October - software	-Split-	(65,000)	83,663
Derek Wang - Software	-Split-	(10,700)	72,963
Yorgo - software	-Split-	(17,600)	55,363
Martin Davis / David Otto	-Split-	(40,471)	14,892
Peter - consulting	-Split-	(8,000)	6,892
		6,892	
Common Stock - 40,000,000 shares	-Split-	4,000	4,000
		4,000	
Derek Software Expenses	-Split-	5,000	5,000
IP Purchase	-Split-	100,000	105,000
Premier Devs 40k September, 25k October - software	-Split-	65,000	170,000
Yorgo - software	-Split-	17,600	187,600
Derek Wang - Software	-Split-	10,700	198,300
Kinetic Graphics - design	-Split-	4,300	202,600

Inc.

lger

er 2024

Memo/Description	Split	Amount	Balance
Premier	-Split-	63,940	266,540
D Wang	-Split-	13,600	280,140
Yorgo	-Split-	9,600	289,740
		289,740	
The Vat	-Split-	2,050	2,050
D Wang	-Split-	13,600	15,650
Yorgo	-Split-	9,600	25,250
Premier	-Split-	63,940	89,190
		89,190	
Common Stock - 40,000,000 shares	-Split-	4,000	4,000
Common Stock - 8,400,000 shares	-Split-	420,000	424,000
		424,000	
Salary Derek R	-Split-	35,000	35,000
Peter - consulting	-Split-	8,000	43,000
Salary Glenn A	-Split-	35,000	78,000
Salary Glenn A	-Split-	5,000	83,000
		83,000	
The Vat	-Split-	2,050	2,050
The Vatt Software	-Split-	10,800	12,850
		12,850	
Martin Davis / David Otto	-Split-	46,237	46,237

Inc.
dger
er 2024

Memo/Description	Split	Amount	Balance
Martin Davis / David Otto	-Split-	40,471	86,708
Legal - David Otto	-Split-	30,000	116,708
		116,708	

	Preferred Stock		Common stock		Paid-in Capital	Accumulated Deficit	Stockholders' Deficit
	Shares	Amount	Shares	Amount			
Issuance of founders stock	-	-	40,000,000	4,000	-	-	4,000
Shares issued for services	-	-	-	-	-	-	-
Contributed capital	-	-	8,400,000	840	419,160	-	420,000
Net income (loss)	-	-	-	-	-	(212,558)	(212,558)
31-Dec-24	-	$ -	48,400,000	$ 4,840	$ 419,160	$ (212,558)	$ 211,442

Note: the above are just examples. Delete rows and/or columns that are not applicable. For example, if you don't have preferred stock authorized, delete those columns. If you haven't issued shares for services, delete that row. Keeping a line in your statement when you don't actually have a corresponding transaction could make it misleading to an investor. The below color coated indicates should match other areas of your financial statements.

■ = amounts that come from P&L.

■ = amounts should tie to the balance sheet. Descriptions in headers should also match balance sheet

NOTE 1 – NATURE OF OPERATIONS

Gamers.bet Inc was formed on March 20, 2024 ("Inception") in the State of Delaware. The financial statements of Gamers.bet Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Seattle Washington.

Gamers.bet is the first product that enables game developers to design and implement betting based gameplay for any style of game on any platform (pc, mac, mobile, console). Peer to peer in-game betting will become the most significant "post sale" source of revenue for video games and video game publishers. Online gameplay will no longer be a necessary operational cost but will become a major revenue generator as games will realize a commission on every game played that has a wager. Players have been demanding betting gameplay for years and now games can meet the demand. Gamers.bet makes participation easy. Gamers are verified once for their eligibility to play, manage one wallet which is used for all participating games, and game developers only need to focus on creating awesome game modes and never need to handle money. Gamers.bet eliminates the "central ledger" system which enables players from around the world to onboard money without Gamers.bet ever having to be a custodian of that money. This enables real time settlement at the conclusion of each game (for players, the game and Gamers.bet), real time cashout, and removes risk to the company as no ledger reconciliation needs to happen at any time for betting gameplay. Gamers.bet is designed to introduce a new industry standard of gameplay that games will need to adopt to remain relevant, realize revenue potential and maintain market appeal.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities

in active markets.

Level 2- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of January 22, 2025. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from wager based gameplay from all participating games when: (a) a game signs up to utilize the Gamers.bet service (b) implements betting game modes utilizing the Gamers.bet API stack (c) updates the game on desired platforms (ie, Epic, Steam, Gamers.bet gamestore, etc) with the new betting modes featured in-game (d) gamers who have a gamers.bet account can then play betting game modes, or they can sign up in the game menu (e) Gamers.bet will realize a commission on every wager based game played. Commissions will vary based on the number of participating players, total betting handle, and designated rake for the game mode (total commission).

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority. ["all periods since inception" should be changed if the company has been in business longer than 3 years. Generally the Company will only be open to examination for tax returns filed in the past 3 years. If the company is under examination/audit, change the last sentence accordingly. Add Notes for inventory, PP&E, Accrued Liabilities, Debt (traditional or convertible) if additional detail is needed. If the Company has debt, you will likely need a note for such and thus the example includes some typical language.]

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. [Add discussion of any material commitments such as:
- Capital expenditure commitments consist of contractor services for software developers. Contracts are with individuals and a company that supplies multiple developers for multiple tech stacks. These contracts are for future services that have not yet been realized.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 48,840,000 shares of our common stock with par value of $0.05. As of January 22, 2025 the company has currently issued shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

N/A

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after April 1, 2024 through January 22, 2025, [DATE], the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



start engine

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GET A PIECE OF GAMERS.BET

A betting leader in the video game industry.

Gamers.bet aims to be an early innovator in the video game industry, providing game studios with tools to integrate betting gameplay, potentially addressing market demand and offering new revenue opportunities

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



GAMERS.bet
IN-GAME BETTING IS HERE!
SOLDIERS OF WAR
YOU WON!
$50

OVERVIEW | ABOUT | TERMS | PRESS | DISCUSSION | INVESTING FAQS

Get Equity
$0.13 Per Share

MIN INVEST $299.91

VALUATION $5.2M

REASONS TO INVEST

First Mover: Betting is booming, yet video game studios lack a viable way to implement in-game betting. Our blockchain-powered platform is attempting to tap into a $303B market (2025, Precedence Research) for 1B+ competitive gamers (Statista).

Leadership: Gamers.bet is led by industry veterans with decades of experience. The team has contributed to major titles like Elder Scrolls, Street Fighter 2, Baldur's Gate, Silent Hill, Castlevania, Pro Evolution Soccer, and more.

Let's Go!: Currently in Alpha state, collaborating with a major studio, and working toward finalizing our Minimum Viable Product (MVP), which is expected to be completed in approximately 90 days post-funding, depending on development progress. The video game industry has a potential opportunity to enter the $702B betting market (Global News Wire), subject to regulatory and industry adoption.

TEAM



Derek Rathbun • Chief Executive Officer, Board Member, Director

Derek is an entrepreneur with over 20 years of business experience. Derek has had several successful startups, has created a number of "industry first" and disruptive products. Derek has worked at an executive level in large organizations, and served as a director on the board of a public company.

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Anthony Bickley • Chief Games Officer

Tony has been instrumental in a great number of well known classic gaming titles over the past 40+ years. Ranging from the Apple II and the Atari 400 to modern PlayStation and mobile platforms, Tony has numerous producer credits in the game industry. As European Head of Konami games development, Tony has had a wide range of successful product launches across a broad array of platforms. Tony ensures that large-scale projects are delivered on time and on budget with the focus being put on the player. If it's not FUN, it's not a success.

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Stewart Bell • Director

"Since the early 1980's I have had the joy of bringing video games to many millions of gamers



Starting from the mighty Sinclair Spectrum and across all formats to the latest consoles.

Founding Microprose Europe (Home of Civilisation, Gunship, Railroad Tycoon and so many more ground breaking titles)when mass consumer adoption was just a dream. Whilst steering Microprose I invented and manufactured the worlds first sound card for PC's. I acquired Telecomsoft with its Iconic Firebird and Rainbird brands. Electronic Zoo, International Computer Entertainment and many other projects gave me the opportunity to work with some of the worlds most talented developers and to travel and make lifelong friendships. Proudly bringing unknown game brands to the UK marketplace. I also own an Organic farm in the English Cotswolds

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Troy Smith • Chief Marketing Officer
Founded and ran all aspects of a global digital marketing company until a successful exit to a strategic buyer.
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COMPANY OVERVIEW

Unlocking Betting in Video Games

Welcome to Gamers.bet, where we are evolving the video game landscape to meet a growing market demand from gamers. Our innovative platform empowers game studios to seamlessly implement customizable in-game betting modes via APIs and SDKs, unlocking an entirely new category of gaming for mobile, console, and PC games. We are currently in Alpha, collaborating with leading game studios to provide developers with the tools needed for seamless native integration into existing and new game titles.

If integrated with major gaming platforms, our technology could allow players to engage in real-money wagering within games, subject to regulatory approval and developer adoption

We believe the platform has the potential to provide a significant "post-sale" revenue stream for game studios large and small. The video game industry is struggling to find new ways to monetize their games (Game Makers). "Many companies adopted "survival mode" mentality" (Game Makers). Peer-to-peer betting transforms everyday gameplay into an electrifying competitive experience for gamers worldwide. We've built a secure infrastructure powered by blockchain technology to facilitate real-time bets made by players "in-game", instant cash payouts, and automated compliance.

With the increasing popularity of esports reaching 611 million viewers in 2024 (Pley.gg), the demand for in-game betting has exploded. However, game studios and publishers have had no viable way to meet the growing demand. Gamers.bet is designed as a plug-and-play solution that seeks to innovate how games are designed, monetized, and played.

As the global video game market is estimated to soar to $303B in 2025 (Precedence Research), with over 1 billion online gamers (Statista), the time is now to take advantage of the huge demand for betting-based gameplay.

THE PLATFORM:

For Game Studios

Gamers.bet helps game studios and publishers boost monetization and user retention with a plug-and-play solution. No need for games to handle money or verify player eligibility. Our toolkit enables game studios to seamlessly integrate betting into existing or new game modes, create tournaments, and enhance leaderboards with daily payouts. Developers will earn 5-15% of betting handles, while we take a 5-8% cut, creating a scalable B2B2C platform where everyone benefits. (Rake and split depend on game dynamics and player participation volume.)

GAME DEVS ARE IN TOTAL CONTROL

GAMERS.bet will release an industry wide accessible API stack and development toolkit, available to all game developers enabling the implementation of peer-to-peer betting game modes.

Any Type of Competition Format: 1V1, team play, leaderboards, free for all, battle royale, tournament play, etc.

Platform Agnostic: Games can be released on any platform. IE, PC, Mac, Console, Android, IOS, Mobile

Easy Implementation: Games do not have to handle money onboarding, payouts or KYC/AML verification for players.

No Risk - No Downside Rollout: The base game does not change, players get additional game modes, games get increased revenue.

For Gamers

For players, Gamers.bet curates a best-in-class marketplace showcasing betting-enabled titles. The platform includes a social media-enabled community hub where you can follow players and games helping shape your custom feed. Be notified when your friends win money, games you're interested in are trending, private and community leaderboards, tournaments, prize pools, and more. Sync your social media account to automatically post winnings for bragging rights.


GAMERS.bet
Game Launcher
Jonh Doe
Search
All
Following
Games
HIGHT ROLLER
Call of Duty
1 min ago
Djacts just won $200 and achieved high roller status!
60 player free for all
200
1800
50
WHALE
Madden NFL 24
1 min ago
Djacts just won $1500 and achieved whale status!
1v1
200
1800
50
G STATUS
Fortnite
1 min ago
Is now one of the top 3 wagered games in the last 24 hours.
View Game
200
1800
50
Wallet
Wallet Balance
$100.00
Authorized Gaming Balance
$500
Go to Wallet
Last Games Played
Game
W/L
Madden NFL 24
Dota 2
Word of Warcraft
Go to My Stats
Leaderboard
Earned
Wins
Played
Ratio
1 Username 100 10 5-1 -100
2 Username 50 5 5-2 100
3 Username 80 2 5-1 -100
Go to Leaderboard
Friends
5 / 200 Online Friends
Username
Playing Call of Duty
Betting match
Username
Playing Call of Duty
Betting match
Username
Playing Call of Duty

**This is for display purposes only and not a representation of any games that are signed up with Gamers.bet.*

Awards / Certifications

- GCI-certified team members, enabling work on regulated casino and wagering products

THE PITCH

Emerging Industry Leader

We believe Gamers.bet is positioned to be the premiere platform that empowers game developers to monetize gameplay via peer-to-peer in-game betting. Developers utilize an intuitive API and SDK for Unity/Unreal game engines (Bespoke game engines are also supported) to create and design betting-based game modes. The platform solves key problems to make in-game betting viable through its blockchain-powered architecture.

The Challenge:
Game studios encounter formidable obstacles when attempting to establish their own betting infrastructure. The exorbitant costs, inherent risks, and potential liabilities make this endeavor daunting. Moreover, user adoption becomes a significant hurdle as gamers often hesitate to deposit money for a single game, especially when their libraries typically boast over 30 titles. This, among other significant roadblocks, puts the potential for game developers looking to tap into the lucrative in-game betting market out of reach.

Our Solution:
Through our comprehensive API stack, we provide developers with pre-built infrastructure that can be effortlessly incorporated into their existing games. This not only simplifies the process but also enables monetization in a way that enhances player engagement. With Gamers.bet, studios can offer a captivating betting experience that resonates with gamers without the burdensome overhead associated with creating their own systems. By unlocking this capability, we help studios attract and retain players, turning gameplay into a dynamic, revenue-generating experience. This revenue will become paramount in the future as costs to support online gameplay and "live service" games continue to rise.

IN-GAME BETTING FOR DEVELOPERS IS AS EASY AS 1, 2, 3!



STEP 1: CREATE AWESOME GAME MODES!

Conceptualize and create competitive formats your player base will get the most excited about. Create payout formats that will get gamers excited and take the thrill of winning to the next level.



STEP 2: IMPLEMENT THE GAMERS.BET API STACK

Based on what modes, participation type (individual, team based, etc), payout format, length of competition (single game, tournament, season, etc), and much more will determine how you use the Gamers.bet API.



STEP 3: PUSH AN UPDATE TO THE GAME

After the update is pushed, the player base will see new game modes in addition to the current game modes in the menu. There is no downside, gamers get additional gameplay options, games get increased earning potential and repeat playability.


KEY ELEMENTS TO MAKE IN-GAME WAGERING VIABLE
UNIVERSAL CURRENCY: all money on-boarded is converted to US Digital Currency, giving international gamers one currency to compete for.
NO CENTRAL LEDGER: Gamers always hold their own money, Gamers.bet is not a custodian of deposited funds. Real-time settlement at the conclusion of every wagered game enables global participation with no added risk.
INSTANT CASHOUT: with no central ledger to balance, players can cash out instantly to their local currency and desired destination.
PLUG & PLAY: game studios utilize familiar protocols via the API stack to create, design and implement betting game modes. No player verification or handling of money required.
POWERED BY BLOCKCHAIN: blockchain technology makes global peer to peer betting viable.
DISTRIBUTION: Betting enabled games can be distributed on any platform (PC, Console, Mobile) through a simple update.

How It Works

THE MARKET AND OUR TRACTION

Betting is Booming, The Video Gaming Industry Is Next

The global gambling market grew at a 56.4% CAGR from 2022–2023 (Global News Wire) with 52% of gamers subscribing to gaming services (Exploding Topics). Gamers.bet targets 1BN+ online gamers aged 18+ and game developers seeking to monetize skill-based competition. Unlike sports betting giants (DraftKings: 19.5B market cap), Gamers.bet addresses the untapped 303B gaming sector (estimated revenue 2025, Precedence Research), where no native wagering infrastructure exists.


MARKET OPPORTUNITY
SPORTS BETTING MARKET LEADERS
FANDUEL
DRAFTKINGS
$45BN
MARKET CAP
$19BN
MARKET CAP
3.9M
MONTHLY USERS
3.4M
MONTHLY USERS
GLOBAL GAMBLING MARKET SIZE:
$702BN
2023
THE VIDEO GAME INDUSTRY IS NEXT!
GAMERS.bet
ADDRESSABLE MARKET
2BN
GAMERS
ANNUAL MARKET REVENUE 2025
$303BN
VIDEO GAME SALES
With the introduction of "in-game" betting, what will the annual betting handle be?

Our Traction

Scalable Growth & User Acquisition

In Alpha, Gamers.bet has engaged in discussions with major studios regarding potential collaboration, raised $420K and validated its blockchain architecture with beta users. The MVP—featuring a first-person shooter demo and game store—is targeted for launch approximately 90 days post-funding, depending on development progress. Gamers.bet will attempt to make its API stack available to multiple game studios within 30 days of funding and will enable new studios to sign up to access the API at no cost. When participating games release an update featuring the new betting game modes, their entire player base is then exposed to the Gamers.bet service. This model greatly reduces user

acquisition costs as existing player bases of games are leveraged.

USER ACQUISITION MADE SIMPLE



1

IN-GAME PROMOTION

This is **THE MOST** significant source of exposure. Each game that implements gamers.bet creates exposure to the entire player-base. Every time a gamer plays the game, they will see the new betting game mode featured in the menus.

2

PUBLISHERS/DEVELOPER GAME BASED PROMOTION:

Publishers and developers will be motivated to promote betting based gameplay as it will give them an edge over their competition and generation significant revenue. Gamers.bet will co-op with publishers and games.





3

DIRECT MARKETING

Gamers.bet will advertise on traditional gaming portals, review sites and news outlets announcing the arrival of betting based gameplay into popular games.


GAMERS.bet
KEY TAKEAWAYS
Gamers.bet is attempting to be first to market with an "in-game" betting solution.
We believe betting based gameplay will become a required standard for new game development to achieve market appeal and revenue targets.
We believe in-game betting will become as common as online gameplay in video games.

Why we believe In-Game Betting Is Inevitable: game studios and publishers are desperately looking for new sources of revenue (gammakers) as online support and live service games pose significant costs. 2024 saw a high amount of layoffs in the video game industry. The popularity of betting has exploded worldwide, and the demand for in-game betting only increases with each day. This is an evolution that we believe will happen, Gamers.bet is the first mover with the first viable plug-and-play solution.

INVEST IN THE NEXT GAMING EVOLUTION

The gaming industry stands at the cusp of its next major evolution - the introduction of in-game betting. Just as online gameplay revolutionized the industry before, we believe in-game betting will transform game design, monetization, and how gamers compete. This shift presents a groundbreaking opportunity for Gamers.bet to lead the charge.

Your investment supports our vision of becoming an early entrant in the space, developing an immersive global arena where gameplay integrates with betting mechanics. Through our cutting-edge MVP, featuring a state-of-the-art game and digital storefront, we'll look to accelerate partnerships with industry titans, driving in-game betting into the mainstream.

With the $303B gaming market (estimated for 2025) primed for disruption and over 1BN+ online gamers hungry for innovation, your backing scales our blockchain-driven platform that redefines competitive gameplay. Join our expert team and be part of shaping gaming's future.

Join Gamers.bet in its goal of driving innovation in gaming's next evolution.

BE PART OF THE NEXT EVOLUTION IN GAMING

Invest today and help shape the future of in-game wagering!



Future results are not guaranteed and depend on various factors.

ABOUT

HEADQUARTERS

**1200 Westlake Ave N
Seattle, WA 98109**

WEBSITE

View Site ⇱

Gamers.bet aims to be an early innovator in the video game industry, providing game studios with tools to integrate betting gameplay, potentially addressing market demand and offering new revenue opportunities

TERMS

Gamers.Bet

Overview

PRICE PER SHARE
$0.13

VALUATION
$5.2M

DEADLINE ⓘ
May. 28, 2025 at 6:59 AM UTC

FUNDING GOAL ⓘ
$124K - $124K

Breakdown

MIN INVESTMENT ⓘ
$299.91

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$123,999.98

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
953,846

MAX NUMBER OF SHARES OFFERED
953,845

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials ∧

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$10,892	$0
Cash & Cash Equivalents	$6,892	$0

Accounts Receivable	$4,000	$0
Short-Term Debt	$89,190	$0
Long-Term Debt	$211,442	$0
Revenue & Sales	$0	$0
Costs of Goods Sold	$212,558	$0
Taxes Paid	$0	$0
Net Income	-$212,558	$0

Risks ⌃

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 5% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 7% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 10% bonus shares

Early Bird 4: Invest $25,000+ within the first 2 weeks | 15% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 25% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 3% bonus shares

Flash Perk 2: Invest $2,500+ between day 60 - 65 and receive 5% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $500+ | Exclusive Gamers.Bet swag

Tier 2 Perk: Invest $1,000+ | Exclusive swag + 3% bonus shares

Tier 3 Perk: Invest $5,000+ | VIP event invites + 5% bonus shares

Tier 4 Perk: Invest $10,000+ | Game launch party invites, game store credit for game purchases + 7% bonus shares

Tier 5 Perk: Invest $25,000+ | Advisory board invitation, game store credit for game purchases + 10% bonus shares

Tier 6 Perk: Invest $50,000+ | Co-creator status for a new game bet type, game store credit for game purchases, exclusive launch events + 20% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Gamers.Bet, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.13 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $13. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus[,]/[[and] the Loyalty Bonus[,]/[and the Audience Bonus]] in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

PRESS



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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be? ⌃

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment? ⌃

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+? ⌃

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

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Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

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StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.